SEC File No. 0-18267

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /FORM N-SAR

For Period Ended: September 30, 2000
/ /  Transition Report on Form 10-K
/ /  Transition Report on Form 20-F
/ /  Transition Report on Form 11-K
/ /  Transition Report on Form 10-Q
/ /  Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                                 NCT Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

                                20 Ketchum Street
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Address of Principal Executive Office (Street and Number)

                          Westport, Connecticut, 06880
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ /       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /       (c)  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A.

                                                                SEC 1344 (11-91)


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Cy E. Hammond        (203)             226-4447
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                  (Name)         (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). /X/ Yes / / No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A
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                                      NCT Group, Inc.
                                      ---------------
                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 15, 2000            By:  /s/ CY E. HAMMOND
      ------------------------           ------------------------
                                         Cy E. Hammond
                                         Senior Vice President,
                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                       Exhibit A

NCT Group, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

As of November 14, 2000, the Registrant has been advised by its recently appointed independent accountants that they require additional time to complete their review of the Registrant's third quarter and year-to-date 2000 activity primarily due to the integration of companies acquired by the Registrant during the third quarter into the Registrant's consolidated financial statements. (Please refer to the Registrant's Form 8-K, as amended, originally filed July 21, 2000 regarding the change of independent accountants and Registrant's Forms 8-K filed on September 5, 2000, September 13, 2000 and September 28, 2000 regarding the acquisition by the Registrant of Theater Radio Network, Inc. Midcore Software, Inc., and Pro Tech Communications, Inc., respectively.) The results of the independent accountants' review, when completed, may impact the content of the consolidated financial statements of the Registrant as of September 30, 2000 and for the periods then ended. Therefore, the Registrant was unable to file its Form 10-Q on November 14, 2000 without unreasonable effort or expense. The Registrant expects to file its Form 10-Q on or before November 20, 2000.


Part IV(3)

As noted in Part III above, the Registrant has been advised by its recently appointed independent accountants that they require additional time to complete their review of the Registrant's three and nine months ended September 30, 2000 primarily due to the integration of newly acquired companies into the Registrant's consolidated financial statements. Since the results of their review, when completed, may impact the content of the consolidated financial statements of the Registrant, the Registrant is unable to provide a reasonable estimate of its expected consolidated financial results for the three and nine months ended September 30, 2000.